650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

November 4, 2016

BY EDGAR AND EMAIL

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Surge Components, Inc.

Solicitations by Bradley P. Rexroad and Michael D. Tofias

DEFC14A filed October 25, 2016

File Number: 000-27688

Dear Mr. Panos:

On behalf of our clients, Bradley P. Rexroad and Michael D. Tofias (together, the “Concerned Stockholders”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 2, 2016, relating to Surge Components, Inc. (the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Concerned Stockholders’ response.

General

1.	The prohibition codified under Rule 14a-9 with respect to the unlawful making of false or misleading statements in a solicitation applies to both written and oral communications. Rule 14a-9 also regulates statements that directly or indirectly impugn character or that allege improper conduct without factual foundation. To the extent that the participants have directly or indirectly represented to security holders of Surge Components the following:

o	the adoption of the shareholder rights plan, alone and without more, had the effect of diluting shareholder equity interest;

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Nicholas P. Panos, Esq.

November 4, 2016

o	directors have engaged in self-dealing through undisclosed interested transactions; or

o	the incorrect amount of Surge Components’ operating losses and executive compensation,

please confirm that the participants will undertake to correct and/or qualify the statements so made and refrain from making such communications in the future without Rule 14a-9 compliance.

Counsel to the Company also made the Concerned Stockholders aware of the Company’s baseless allegations concerning purported violations of Rule 14a-9. The Concerned Stockholders categorically deny making any of the statements identified by the Company and the Staff. The Concerned Stockholders confirm that they are aware that the prohibition codified in Rule 14a-9 with respect to the unlawful making of false or misleading statements in a solicitation applies to oral communications, and that Rule 14a-9 regulates statements that directly or indirectly impugn character or allege improper conduct without factual foundation.

With respect to the purported statement about self-dealing, the Concerned Stockholders note that the Company’s proxy statement discloses that the Company rents its headquarters from an entity owned by the Company’s Chief Executive Officer and its Secretary. Both of these individuals are also the Company’s nominees for director at the upcoming annual meeting. This type of related party transaction is unquestionably self-dealing, as the Chief Executive Officer and Secretary stand on both sides of the transaction. The Concerned Stockholders have spoken to their fellow stockholders about this self-dealing transaction and the troubling governance concerns that it potentially raises, but at no point did they claim that it was undisclosed.

2.	The inclusion of asset valuations in proxy materials, including predictions as to future market valuations, is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. Please advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980) to the extent the oral solicitations occurred and a $3 per share value projected in a potential sale of Surge Components.

The Concerned Stockholders are well-versed in the Valuation Release (Exchange Act Release No. 16833 (May 23, 1980)). The Concerned Stockholders categorically deny that they made any solicitations concerning asset valuations.

3.	We note that proxies may have been solicited by mail, personally, by telephone, fax, email or other electronic means. To the extent that the participants rely on a written script if and when soliciting proxies in oral conversation, please be advised that all written soliciting materials, including any such scripts to be used in soliciting proxies by personal interview or telephone, must be filed under the cover of Schedule 14A. Please confirm that the participants will file any personal soliciting materials, including scripts, if used. Refer to Rule 14a-6(c) of Regulation 14A.

Nicholas P. Panos, Esq.

November 4, 2016

The Concerned Stockholders confirm that, if used, they will file any personal soliciting materials, including scripts.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell
Douglas K. Schnell

Enclosures

cc:	Bradley P. Rexroad

Michael D. Tofias